UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:   July, 2009

Commission File Number: 000-53684

CSR plc
(Translation of registrant’s name into English)

Churchill House Cambridge Business Park Cowley Road Cambridge CB4 0WZ United Kingdom Tel: +44 (0) 1223 692000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by checkmark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):. ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

Information furnished on this form:

Regulatory announcements dated July 7, 2009 issued by the registrant announcing Directors Interests in Ordinary Shares and Options.

EXHIBITS

Exhibit No.	Description
1.1	Regulatory announcements dated July 7, 2009.
1.2	Regulatory announcements dated July 7, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CSR plc (Registrant)
Date: July 7, 2009	By: /s/ Brett Gladden Brett Gladden Comapny Secreatary

Exhibit 1.1

CSR plc

07 July 2009

CSR plc

Directors Interests in Ordinary Shares and Options

On 26 June 2009, CSR plc ('CSR') announced the completion of the merger between Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR and SiRF Technology Holdings, Inc, ('SiRF') which resulted in SiRF becoming a wholly owned subsidiary of CSR.

In connection with the completion of the merger, Mr Kanwar Chadha, a co-founder and executive director of SiRF has been appointed an executive director ofCSR. Prior to the merger, Mr Chadha held an interest in SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which have been assumed by CSR.

With effect from completion, these interests were converted into a holding in CSR ordinary shares and in options to acquire CSR ordinary shares.

At 6 July 2009, Mr Chadha's interests and those of connected persons comprised 633,510 CSR ordinary shares.

The interests of Mr Chadha in options to acquire shares in CSR are shown below.

Date of Grant	Options held	Exercise price
10 April 2000	214,890	£1.65
17 December 2001	57,643	£3.29
26 November 2003	9,339	£3.29
26 November 2003	27,710	£3.29
14 December 2004	11,844	£10.28
14 December 2004	89,153	£10.28
24 April 2007	11,856	£20.67
29 April 2008	37,050	£4.62
29 April 2008	18,525	£0.001

Exhibit 1.2

CSR plc

07 July 2009

CSR plc

Directors Interests in Ordinary Shares and Options

On 26 June 2009, CSR plc ('CSR') announced the completion of the merger between Shannon Acquisition Sub, Inc., a wholly owned subsidiary of CSR and SiRF Technology Holdings, Inc, ('SiRF') which resulted in SiRF becoming a wholly owned subsidiary of CSR.

In connection with the completion of the merger, Mr Diosdado Banatao, executive chairman and interim chief executive officer of SiRF has been appointed a non-executive director of CSR. Prior to the merger, Mr Banatao held an interest in the SiRF common stock and in options to acquire SiRF common stock granted pursuant to option plans operated by SiRF and which have been assumed by CSR.

With effect from completion, these interests were converted into a holding in CSR ordinary shares and in options to acquire CSR ordinary shares.

At 6 July 2009, Mr Banatao's interests and those of connected persons comprised 1,590,049 CSR ordinary shares.

The interests of Mr Banatao in options to acquire shares in CSR plc are shown below.

Date of Grant	Options held	Exercise price
20 July 2004	11,578	£10.74
18 May 2005	7,827	£11.17
4 May 2006	13,338	£29.75
3 May 2007	13,338	£20.00